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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

NAVTECH, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE

(Title of Class of Securities)

63935 Q 10 0

(Cusip Number)

Jack Taraboulos

11420 S.W. 109th Road

Miami, Florida 33176

(305) 271-4360

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

NOVEMBER 18, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63935 Q 10 0			Page 2 of 5

1.	Name of Reporting Person: JOHN BETHANIS		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: GREECE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 366,443

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 366,443

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 366,443

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 8.7%

14.	Type of Reporting Person (See Instructions): IN

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Item 1.	Security and Issuer

      This statement relates to the common stock, par value $.001 per share (the “Common Stock”), of Navtech, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 2340 Garden Rd., Suite 207, Monterey, California 93940.

Item 2.	Identity and Background

      This statement is filed by John Bethanis, an individual who is a citizen of Greece and whose business address is 11420 S.W. 109th Road, Miami, Florida 33176. Mr. Bethanis’s principal occupation is investing.

      During the last five years, Mr. Bethanis has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

      Mr. Bethanis funded the acquisition of 366,443 shares of the Issuer’s Common Stock from personal funds.

Item 4.	Purpose of Transactions

      Mr. Bethanis acquired the shares primarily for investment purposes with the intent of acquiring a significant equity position in the Issuer. Mr. Bethanis intends to review on a regular basis his investment in the Issuer, the Issuer’s business affairs and financial position and general economic and industry conditions. Mr. Bethanis may from time to time make additional investments in the securities of the Issuer, either in open market or privately negotiated transactions, or sell all or any part of his investment in the Issuer, as he deems appropriate in light of the circumstances existing from time to time. Further, Mr. Bethanis may in the future make a proposal to the Issuer involving an extraordinary corporate transaction, such as a tender offer, merger, reorganization or liquidation, involving the Issuer.

      Except as disclosed herein, Mr. Bethanis does not currently have any plans that would result in any of the occurrences enumerated in (a) through (j) of this Item.

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Item 5.	Interest in the Securities of the Issuer

(a)	Mr. Bethanis owns 366,443 shares of Common Stock, which represents approximately 8.7% of the issued and outstanding shares of the Issuer (based upon the total issued and outstanding shares of Common Stock of the Issuer of 4,234,488 as of December 31, 2003, as contained in the Issuer’s Annual Report on Form 10-KSB filed on January 29, 2004).

(b)	Mr. Bethanis has sole voting and dispositive power over all 366,443 shares of Common Stock owned by him.

(c)	On November 18, 2003, Mr. Bethanis purchased 19,900 shares of Common Stock and 296,543 shares of Common Stock in two separate privately negotiated transactions with third parties, in each case for $0.50 per share.

(d)	No person other than Mr. Bethanis is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock covered by this statement.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Mr. Bethanis does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

      None.

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SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ John Bethanis JOHN BETHANIS

Dated: February 19, 2004

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